UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 000‑15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive
Santa Clara, California 95054‑1191

Financial Statements and Supplemental Information

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2016 and 2015 and for the
Years Ended December 31, 2016 and 2015

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Information
SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
As of December 31, 2016 and 2015 and for the
Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information included in Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information included in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP

Campbell, California
June 19, 2017

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets:
Investments, at fair value	$483,379,987	$409,376,930
Receivables:
Discretionary Employee Stock Ownership Plan and Profit Sharing	3,484,704	8,262,436
Notes receivable from participants	6,599,394	6,191,104
Employer contributions	1,236,002	1,040,443
Other receivables	—	2,837
Total receivables	11,320,100	15,496,820
Total assets	494,700,087	424,873,750

Liabilities:
Administrative fees payable	230,317	292,645
Total liabilities	230,317	292,645
Net assets available for benefits	$494,469,770	$424,581,105
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$13,474,401	$17,246,483
Interest on notes receivable from participants	266,705	257,587
Net realized and unrealized increase (decrease) in the fair value of investments	49,417,082	(15,472,080)
Total investment and other income	63,158,188	2,031,990

Contributions:
Participants	22,070,658	19,582,838
Discretionary Employee Stock Ownership Plan and Profit Sharing	3,484,704	8,262,436
Employer matching	14,529,851	12,753,474
Rollovers	2,252,557	3,370,482
Total contributions	42,337,770	43,969,230

Deductions from net assets attributed to:
Benefits paid to participants	35,169,772	29,756,932
Administrative fees and other	437,521	169,398
Total deductions	35,607,293	29,926,330
Net increase	69,888,665	16,074,890

Net assets available for benefits:
Beginning of year	424,581,105	408,506,215
End of year	$494,469,770	$424,581,105
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2016 and 2015
1.    Description of the Plan
The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document and the Summary Plan Description and Prospectus for the Plan to obtain a more complete description of the Plan’s provisions.
General
SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial Group was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a diverse set of banking and financial products and services to clients across the United States, as well as in key international innovation markets. When we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank (the “Bank”). Headquartered in Santa Clara, California, we operate in key innovation markets in the United States and around the world.
The Plan was originally established effective January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with and into the Plan. Effective January 1, 2003, the Silicon Valley Bank Money Purchase Pension Plan ("MPP") was merged with and into the Plan and assets were transferred to individual participant account balances in the Plan and designated as a subaccount to the Plan. All assets in the MPP subaccount are fully vested and we no longer make contributions toward the MPP. The Plan was most recently amended and restated, in its entirety, effective January 1, 2014 (except as otherwise specified therein or as required by applicable law) ("2014 Amendment"). The amended and restated Plan was filed as an exhibit included in our 2014 Annual Report on Form 10-K. The Plan has been further amended since the 2014 Amendment however these amendments did not result in any material modification of the Plan that would require any change to the general description of the Plan set forth in these Notes.
The Plan is intended to be a tax-qualified profit sharing plan with a related tax-exempt trust under Code Sections 401(a) and 501(a), respectively, and includes a tax-qualified cash or deferred arrangement under Code Section 401(k), a matching contribution arrangement under Code Section 401(m), and includes discretionary profit sharing contributions. The Plan also is intended to be an employee stock ownership plan (“ESOP”) under Code Section 4975(e)(7) and Code Section 409(l) and to provide participant-directed investments in accordance with ERISA Section 404(c).
Administration of Plan
Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as day-to-day recordkeeper of the Plan. Effective January 1, 2017, we appointed Vanguard Fiduciary Trust Company (“Vanguard”) to act as trustee and custodian to the Plan and the Vanguard Group, Inc. to act as day-to-day recordkeeper of the Plan.
Plan Year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending each December 31.
Eligibility
Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, or as soon as administratively practicable thereafter, so long as they meet certain eligibility requirements set forth in the Plan, including the minimum age of 18 years.

Contributions
Eligible employees may contribute up to 75% of their eligible compensation each pay period during a Plan year as employee pre-tax salary deferral contributions or Roth contributions, subject to applicable annual IRC contribution limits of $18,000 for both 2016 and 2015, respectively. Eligible employees who are age 50 or will reach age 50 before the close of a Plan year may also contribute up to 75% of their eligible compensation each pay period during the Plan year as catch-up contributions, either in the form of pre-tax or Roth, subject to applicable annual IRC contribution limits of $6,000 for both 2016 and 2015, respectively, as provided in IRC Section 414(v) and the Plan. Participants may also make rollover contributions of eligible amounts representing distributions from other eligible employer plans or eligible individual retirement accounts or annuities, as set forth in the Plan.
Employees who are newly hired or rehired as eligible employees automatically are enrolled in the Plan at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate during the opt-out period specified by the Plan administrator.
We match 100% of employee salary deferral contributions up to the first 5% of eligible compensation or the Internal Revenue Section 401(a) compensation limit, whichever is less, on a pay period basis. Additionally, the Plan provides for a true-up matching contribution to be made at the end of the Plan year to ensure that eligible participants who elected to contribute 5% or greater of their eligible compensation throughout the Plan year receive the maximum matching contribution of 5% of eligible compensation determined as of the end of the Plan year. In order to receive a true-up matching contribution for any Plan year, a participant must meet certain eligibility requirements as set forth in the Plan. We may change the matching contribution rate at any time, subject to the limits of the Plan.
Any discretionary contributions made by us are allocated among the Plan participants based upon each participant’s eligible compensation. Under the Plan, these discretionary contributions may be made by us in two forms: (1) profit sharing contributions in the form of cash, and/or (2) employee stock ownership plan contributions in the form of SVBFG common stock through the Silicon Valley Bank Stock Fund. We refer to both of these discretionary contributions collectively as “ESOP/Profit Sharing Contributions.” ESOP/Profit Sharing contributions, which are determined based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of eligible compensation. These ESOP/Profit Sharing contributions are made to eligible participants who must meet eligibility requirements as set forth in the Plan. For the 2016 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 1.41% of each participant's eligible compensation. The contribution was comprised of $2,094,335 of stock in the Silicon Valley Bank Stock Fund and $1,390,369 in cash, after the reduction from use of forfeitures of $704,000. For the 2015 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 3.30% of each participant's eligible compensation. The contribution was comprised of $4,328,155 of stock in the Silicon Valley Bank Stock Fund and $3,934,281 in cash, after the reduction from use of forfeitures of $394,019.
Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions, our contributions and any investment gains or losses. The allocation of our contributions is based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.
Vesting
Contributions made by Plan participants and our matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP/Profit Sharing Contributions made by us plus actual earnings is based on eligible participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100
In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the Plan's normal retirement age of 62 while employed by us or any of our affiliates, or the termination of his or her employment with us and our affiliates due to death or a qualifying disability or in connection with a qualifying termination following a change in control event, as set forth in the Plan.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. The forfeiture balance at December 31, 2016 and 2015 was $688,071 and $355,160, respectively. For both 2016 and 2015, forfeitures were used to reduce our ESOP/Profit Sharing contributions to the Plan. No forfeitures were used to pay Plan administration expenses for the years ended December 31, 2016 and 2015.
Investment Options
Participants may direct the investment of their Plan accounts in any of the Plan’s investment options. Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that any new contributions allocated to the Silicon Valley Bank Stock Fund (a fund primarily of shares of SVBFG common stock) are limited to 25% of the amount available for each participant to direct. Gains or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the Plan administrator and the recordkeeper.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum generally equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under the Plan. A participant may have two outstanding loans at a time. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the vested balance in the participant’s account and bear fixed interest at a reasonable rate as determined by the Plan administrator, which is intended to provide a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable ranged from 4.25% to 8.75% at both December 31, 2016 and 2015. Notes receivable at December 31, 2016 mature from February 11, 2017 to October 18, 2031. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, the outstanding loan balance becomes due.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions, upon the occurrence of a distributable event, based upon the terms of the Plan document.
Payment of Benefits
Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan, either: (i) in a lump sum, or (ii) with respect to his or her Money Purchase Pension Plan subaccount balance, if any, in the form of an annuity specified in the Plan. Except as otherwise required by law and the Plan, if the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of Plan distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant pursuant to the Plan's procedures, in compliance with applicable law. If the vested account balance is $1,000 or less, a lump sum distribution payment automatically will be made to the terminated participant, unless directed otherwise by the participant pursuant to the Plan's procedures.
Subject to the limitations set forth in the Plan, a participant also may receive an in-service withdrawal from certain portions of his or her vested Plan account and from his or her rollover contributions subaccount, if any, upon a financial hardship or attainment of age 59½ years.
2.    Summary of Accounting Policies
The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).
Basis of Financial Statement Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses
Plan administrative expenses may be paid by the Plan or by us. For the years ended December 31, 2016 and 2015, substantially all administrative expenses were paid by the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value. When available, quoted market prices are used to value these investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year-end. SVBFG common stock is valued based on its quoted closing market price. Money market funds and interest earning cash are carried at cost, which approximates fair value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net realized and unrealized increase or decrease in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year-end.
Payments of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Participants may invest their Plan accounts in the investment options offered under the Plan consisting of various mutual funds and the Silicon Valley Bank Stock Fund (which invests primarily in shares of SVBFG common stock). The mutual funds invest in stocks, bonds and other types of investment securities. SVBFG common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Plan's financial statements.
As noted above, the Plan holds investments in SVBFG common stock through the Silicon Valley Bank Stock Fund and accordingly, Plan participants’ accounts that hold interests in the Silicon Valley Bank Stock Fund are exposed to market risk in the event of a significant decline in the value of such stock.
Adoption of New Accounting Standards
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). Part I of this amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Part II simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation or depreciation by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. Investments that are measured using fair value shall be disaggregated by general type only. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. Part III allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month-end. ASU 2015-12 was effective for fiscal years beginning January 1, 2016. The Plan adopted ASU 2015-12 Part II for the current reporting period on a retrospective basis. Parts I and III had no impact on the Plan's financial statements.
3.    Fair Value Measurements
We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.

There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:
Level 1
Fair value measurements based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock, money market funds and interest earning cash.
Level 2
Fair value measurements based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. As of December 31, 2016 and 2015, the Plan did not hold any assets or liabilities utilizing Level 2 inputs.
Level 3
Fair value measurements derived from valuation techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions we believe market participants would use in pricing the assets. As of December 31, 2016 and 2015, the Plan did not hold any assets or liabilities utilizing Level 3 inputs.
There were no transfers between Levels 1, 2 or 3 during the 2016 and 2015 Plan years.
It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value.
The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy tables present information about assets that are measured at fair value on a recurring basis as of December 31, 2016 and 2015:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
Mutual funds	$352,524,148	$—	$—	$352,524,148
Common stock	95,281,428	—	—	95,281,428
Money market funds	34,102,540	—	—	34,102,540
Interest earning cash	1,471,871	—	—	1,471,871
Total investments	$483,379,987	$—	$—	$483,379,987

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Mutual funds	$314,239,445	$—	$—	$314,239,445
Common stock	68,228,744	—	—	68,228,744
Money market funds	25,366,081	—	—	25,366,081
Interest earning cash	1,542,660	—	—	1,542,660
Total investments	$409,376,930	$—	$—	$409,376,930

4.    Related Party Transactions
We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper (as defined in the Plan) during 2016 and 2015, qualify as exempt party-in-interest transactions.
Certain Plan investments are units of the Silicon Valley Bank Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Silicon Valley Bank Stock Fund was $96.8 million and $69.8 million at December 31, 2016 and 2015, respectively, representing approximately 20% and 16% of the Plan's net assets available for benefits.
5.    Plan Termination
Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of a Plan termination, participants will become fully vested in their Plan accounts (if not already vested).
6.    Tax Status
The Plan received a favorable determination letter from the IRS on July 25, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan administrator believes that the Plan, including amendments subsequent to the receipt of the favorable determination letter, continues to be designed and is currently being operated in material compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2016. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
EIN: 91-1962278, Plan # 001

For the Year Ended December 31, 2016

Plan Year	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments Included	Totals that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
			Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2016	$560,555	☒	$560,555	$—	$—	$—

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 91-1962278, Plan # 001

As of December 31, 2016

Issuer	Description of Investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	500 Index Fund Institutional Class	720,486	$56,450,049
* Fidelity	Blue Chip Growth Fund Class K	502,635	33,892,692
* Fidelity	Diversified International Fund Class K	632,095	21,004,504
* Fidelity	Mid-Cap Stock Fund Class K	626,127	21,682,778
* Fidelity	Equity-Income Fund Class K	335,261	19,203,757
* Fidelity	Government Income Fund	1,223,915	12,447,214
* Fidelity	Extended Market Index Fund Premium Class	80,044	4,445,668
* Fidelity	U.S. Bond Index Fund Premium Class	618,112	7,102,109
* Fidelity	Freedom K Income Fund	132,702	1,540,673
* Fidelity	Freedom K 2005 Fund	6,990	88,561
* Fidelity	Freedom K 2010 Fund	288,747	3,643,992
* Fidelity	Freedom K 2015 Fund	86,930	1,144,871
* Fidelity	Freedom K 2020 Fund	816,555	11,399,110
* Fidelity	Freedom K 2025 Fund	798,666	11,652,532
* Fidelity	Freedom K 2030 Fund	1,070,688	15,931,838
* Fidelity	Freedom K 2035 Fund	796,132	12,276,351
* Fidelity	Freedom K 2040 Fund	1,032,686	15,944,665
* Fidelity	Freedom K 2045 Fund	957,948	15,240,956
* Fidelity	Freedom K 2050 Fund	917,617	14,709,396
* Fidelity	Freedom K 2055 Fund	388,023	4,621,350
* Fidelity	Freedom K 2060 Fund	30,037	312,987
Dimensional Fund Advisors	U.S. Small Cap Value Portfolio Institutional Class	371,868	13,904,138
Dimensional Fund Advisors	Five-Year Global Fixed Income Portfolio Institutional Class	45,721	496,983
PIMCO	Low Duration Fund Institutional Class	696,359	6,859,139
PIMCO	Total Return Fund Institutional Class	376,887	3,780,175
Franklin Templeton	Small-Mid Cap Growth Fund Class R6	147,151	5,073,773
American Century	Small Company Fund Institutional Class	377,339	5,550,654
Goldman Sachs	Mid Cap Value Fund Institutional Class	202,578	7,511,599
Legg Mason Partners	ClearBridge Aggressive Growth Fund Institutional Class	39,960	8,354,897
T. Rowe Price	New Horizons Fund	234,390	10,151,421
Vanguard	Total International Stock Index Fund Admiral Shares	179,031	4,409,531
Boston Financial	Dodge & Cox Stock Fund	9,201	1,695,785
	Total mutual funds		352,524,148

	Common stock:
* SVB Financial Group	SVB Financial Group common stock	555,059	95,281,428

	Money market funds:
* Fidelity	Money Market Trust Retirement Government Money Market II Portfolio	34,102,540	34,102,540
* Fidelity	Interest earning cash—average interest rate of 0.13%		1,471,871
	Total investments		483,379,987

	Notes receivable from participants:
* Participant Loans	516 notes with interest ranging from 4.25% to 8.75% and maturity dates ranging from February 11, 2017 to October 18, 2031		6,599,394

	Total		$489,979,381

* Denotes party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By:	SVB Financial Group,
as Plan administrator

Date: June 19, 2017	By:	/s/ KAMRAN HUSAIN
	Name:	Kamran Husain
	Title:	Chief Accounting Officer and Principal Accounting Officer
Date: June 19, 2017	By:	/s/ CHRIS EDMONDS-WATERS
	Name:	Chris Edmonds-Waters
	Title:	Chief Human Resources Officer

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Moss Adams LLP, independent registered public accounting firm	X